Exhibit 1

FOR IMMEDIATE RELEASE	25 June 2012

WPP PLC (“WPP”)

Burson-Marsteller agrees to acquire leading

communications consultancy, i&e SAS, in France

WPP announces that Burson-Marsteller, its wholly-owned global public relations and public affairs firm, has agreed to acquire communications consultancy, i&e SAS (“i&e”) in France.

Paris-based i&e has 50 years of experience in the French market and specialises in reputation management, brand marketing and change management. The consultancy employs around 110 people and provides public relations services to public institutions and companies, including many of France’s leading brands.

i&e’s unaudited revenues for the year ended 31 December 2011 were approximately EUR13 million with gross assets of approximately EUR5 million at the same date.

This acquisition continues WPP’s strategy of investing in important markets and sectors and its commitment to developing its strategic networks throughout Europe. Collectively, WPP companies employ nearly 5,000 people in France (including associates) with revenues of approximately US$850 million. On this basis, France is WPP’s seventh largest market.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204